Exhibit 10.17

AGREEMENT FOR SALE AND

PURCHASE OF SHARES

KUWAIT FINANCE HOUSE (BAHRAIN) B.S.C (c),

NEW ZEALAND AUSTRALIA PRIVATE EQUITY FUND COMPANY B.S.C (c),

JOLIMONT CAPITAL PARTNERS PTY LTD.,

ASCOT PRIVATE EQUITY LIMITED,

TOUCH HOLDINGS LIMITED, AND

ASCOT PRIVATE EQUITY NO. 2 LIMITED,

as Vendors

- and -

SMART TECHNOLOGIES NW HOLDINGS LTD.,

as Purchaser

- and-

NEXT HOLDINGS LIMITED

- and-

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as Securityholders’ Representative

March 30, 2010

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	4

2.	CONDITIONS	16

3.	SALE AND PURCHASE	19

4.	PURCHASE PRICE	20

5.	PRE CLOSING UNDERTAKINGS	21

6.	CLOSING	25

7.	WARRANTIES AND LIMITATIONS ON CLAIMS	30

8.	CLAIM PROCEDURE	34

9.	PURCHASER WARRANTIES	36

10.	TERMINATION	36

11.	RESTRAINT OF TRADE	38

12.	CONFIDENTIALITY	39

13.	PUBLIC ANNOUNCEMENTS	39

14.	NOTICES	40

15.	GENERAL	40

SCHEDULE 1		53

SCHEDULE 3		54

SCHEDULE 4		57

SCHEDULE 5		58

SCHEDULE 7		59

SCHEDULE 8		60

SCHEDULE 9		61

SCHEDULE 10		62

SCHEDULE 10-A		82

SCHEDULE 12		85

SCHEDULES

Schedule 1	Company Securityholders; Escrow Percentages
Schedule 3	Group Company Assets
Schedule 4	Group Company Details
Schedule 5	Company Intellectual Property
Schedule 7	Employees
Schedule 8	Leasehold Premises
Schedule 9	Third-Party Intellectual Property Licenses
Schedule 10	Company Warranties
Schedule 10-A	Vendor Warranties
Schedule 12	Material Business Agreements
Schedule 13	Purchaser Warranties
Schedule 14	Required Consents
Schedule 15	Notices
Schedule 16	Data Room Section References
Schedule 17	Arbitration

EXHIBITS

Exhibit A	Form of Escrow Agreement
Exhibit B	Parent Company Guarantee
Exhibit C	Form of Consent
Exhibit D	Form of D&O Resignation

AGREEMENT FOR SALE AND PURCHASE OF SHARES DATED AS OF MARCH 30, 2010

PARTIES

1.	Kuwait Finance House (Bahrain) B.S.C (c), New Zealand Australia Private Equity Fund Company B.S.C (c), Jolimont Capital Partners Pty Ltd., in its capacity as trustee of the Jolimont Secondaries Fund II Unit Trust A and the Jolimont Secondaries Fund II Unit Trust B, Ascot Private Equity Limited, Touch Holdings Limited, and Ascot Private Equity No. 2 Limited (each a “Vendor”, and together the “Vendors”),

2.	Next Holdings Limited, a New Zealand incorporated company (the “Company”),

3.	SMART Technologies NW Holdings Ltd., a New Zealand incorporated company (“Purchaser”), and

4.	Solely with respect to clauses 1.2(n), 6.2(m), 7.5, 8, 13.1, 14.3, and 15.13, Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Securityholders’ Representative.

BACKGROUND

(A)	The Company is an incorporated company (NZCN 1037308) having on issue (as at the date of this Agreement) 48,406 ordinary shares (each ranking equally in all respects).

(B)	The Vendors are the legal and beneficial owners of 43,745 of the ordinary shares referred to in paragraph A.

(C)	The Vendors wish to sell, and the Purchaser wishes to purchase, the Vendor Shares on the terms set out in this Agreement.

(D)	The Key Employees wish to continue working for the Company, and the Purchaser wishes the Key Employees to continue such employment, and therefore the Key Employees have entered into employment contracts with a Group Company in the forms agreed with the Purchaser on or prior to the date hereof.

(E)	The Parent Guarantor has provided the Parent Company Guarantee to the Vendors.

NOW, THEREFORE, in consideration of the mutual covenants and agreements of the Parties to this Agreement set forth below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions: In this Agreement, unless the context indicates otherwise:

“Accounts” means the Interim Accounts and the Audited Accounts, collectively;

“Act” means the New Zealand Companies Act 1993;

“Agreement” means this Agreement for Sale and Purchase of Shares;

“Agreement Default” means any misrepresentation or breach of warranty made by a Party hereunder or by a Company Securityholder under the Subscription Share Transfer Agreements, the Warrant Surrender Agreements or the Option Surrender Agreements or the failure of any such person to perform or observe in any respect any of the covenants or agreements to be performed by such person under this Agreement or such agreements. For greater certainty, any misrepresentation or breach of the Company Warranties and any failure of the Company to perform or observe in any respect any of the covenants or agreements to be performed by the Company hereunder shall be deemed to be and shall constitute an Agreement Default by the Company Securityholders;

“Assets” means all the assets of the Group Companies including all items listed in Schedule 3;

“Audited Accounts” means the consolidated financial statements of the Group Companies as of the Audited Accounts Date;

“Audited Accounts Date” means March 31, 2009;

“Business” means the business carried on by the Group Companies as of the date of this Agreement, including, without limitation, research, development, manufacture and sale of touch technology, natural user interfaces and inputs, gesture technology and all related activities operated or engaged in by the Group Companies;

“Business Day” means a day on which registered banks are open for ordinary over the counter business in Auckland New Zealand, excluding Saturdays, Sundays and statutory public holidays in Auckland, New Zealand and excluding any day in the period beginning on 25 December in any year and ending on 5 January in the following year;

“Claim” or “Claims” means any third-party liabilities, actions, claims, damages, judgments or expenses against the Purchaser or any of the Group Companies, as the context dictates, any Securityholder Warranty Claims, any Company Warranty Claims and any other claim in connection with an Agreement Default by the Company Securityholders and include for the avoidance of doubt, a claim under any indemnity in this Agreement;

“Closing” the performance by the Vendors of the Vendors’ obligations under clauses 6.2 and 6.3 and the performance by the Purchaser of the Purchaser’s obligations under clause 6.5 (or, as the context requires, the time at which such obligations are performed);

“Closing Date” means the later of April 23, 2010 or the fifth (5th) Business Day after satisfaction or waiver under clause 2.5 of the Conditions (other than the Conditions referred to in clauses 2.1(e) to (g) and clause 2.2(c), which are to be performed at Closing) or such other date as may be agreed between the Vendors and the Purchaser in writing;

“Closing Payment Amount” has the meaning ascribed thereto in clause 4.2(b);

“Company” means Next Holdings Limited, details of which are set out in Schedule 4;

“Company Intellectual Property” means all Intellectual Property owned by the Group Companies and/or represented to Purchaser during the due diligence period as being owned by the Group Companies (including the Patent Rights and Trademark Rights), details of which are set out in Schedule 5, and all proprietary technology belonging and/or represented as belonging to the Group Companies, including without limitation, all inventions plans, methodologies, designs, architectures, research data, trade secrets, confidential information, drawings, notes, laboratory books and protocols, computer software and documentation, algorithms, source code belonging to the Group Companies;

“Computer Systems” means the business technology and telecommunications products (including software, hardware and other such equipment), services and systems used by any Group Company;

“Company Securities” means the Shares, the Options and the Warrants, collectively.

“Company Securityholders” means the Vendors, the Subscription Share Holders, the Option Holders and the Warrant Holders, collectively.

“Company Warranties” means the warranties given by the Company to the Purchaser set out in Schedule 10 (not including the Vendor Warranties), and “Company Warranty” means any one of the Company Warranties;

“Company Warranty Claim” means any claim under or in connection with the Company Warranties;

“Conditions” means the conditions precedent set out in clause 1.2(n);

“Confidentiality Covenants” has the meaning ascribed thereto in clause 7.5(b)(i);

“Confidential Information” means the terms of this Agreement and any information (in any form, written, electronic or otherwise):

(a)	disclosed by the Company to the Company Securityholders; or

(b)	that is (A) marked confidential at the time of disclosure, (B) if disclosed orally, is designated as confidential in writing (which writing may be an email) by the disclosing party no later than 30 days after the oral disclosure, or (C) is disclosed in such a manner and consists of such content that a reasonable person receiving such information would consider to be confidential:

(ii)	relating directly or indirectly to the Business, the Assets, any Group Company, any Party, or to their respective suppliers or customers; or

(iii)	disclosed by a Party to another Party or otherwise obtained by the other Party on the express basis that such information is confidential in nature;

“Debt” means, in relation to each Group Company, the aggregate of the borrowings and indebtedness (including finance leases, debt or inventory financing or sale and lease back arrangements and overdrafts together with accrued interest on such amounts), owed by that Group Company as at Closing to any banking, financial, acceptance credit, lending or other similar institution or organisation and any institutional investor;

“Disclosure Letter” means the letter from the Vendors to the Purchaser qualifying certain interim operating covenants in clause 5.3 and certain Company Warranties, dated as of the date of this Agreement;

“Domain Names” means those certain domain names set out in Schedule 5;

“Employees” means all the staff employed by the Group Companies at the close of business on the Closing Date and, at the date of this Agreement, consists of those persons, the names of whom are set out in Schedule 7, and Employee means any one of the Employees;

“Encumbrance” means:

(a)	any interest, equity or other right of any other person (including any right to acquire, option, right of first refusal or right of pre-emption), mortgage, charge, pledge, lien, restriction, assignment, hypothec, security interest, title retention, sale and buy-back, sale and lease-back or any other interest in property that legally or in substance secures any obligation of any person, or other arrangement of any nature having similar economic effect (and includes any “security interest” within the meaning of the Personal Property Securities Act 1999); or

(b)	any agreement or arrangement to create any of the above;

provided that outbound Intellectual Property licenses and any rights to be terminated as a result of the Subscription Share Transfer Agreements, the Warrant Surrender Agreements or the Option Surrender Agreements are not considered Encumbrances.

“Environment” has the meaning set out in section 2 of the Resource Management Act 1991 and/or section 2 of the Hazardous Substances and New Organisms Act 1996;

“Environmental Permit” means any material licence, certificate, authorisation, consent, approval or other permit required by any Environmental Requirement;

“Environmental Requirement” means any Law concerning the Environment and includes the Resource Management Act 1991 and the Hazardous Substances and New Organisms Act 1996;

“Escrow Agent” means Computershare Trust Company of Canada, a trust company existing under the laws of Canada;

“Escrow Agreement” means the escrow agreement to be entered into between the Vendors, the Purchaser and the Escrow Agent, substantially in the form attached hereto as Exhibit A;

“Escrow Amount” means the sum of $6.15 million to be held by the Escrow Agent in accordance with the Escrow Agreement;

“Escrow Expense Amount” means the sum of $250,000 to be held by the Escrow Agent in accordance with the Escrow Agreement;

“Escrow Fund” has the meaning ascribed thereto in clause 4.2(a);

“Escrow Period” means the period commencing on the Closing Date and ending on the same calendar day twelve (12) months later;

“Force Majeure Events” means earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, or weather conditions in the United States, New Zealand or any other country or region in the world;

“Fraud Claims” has the meaning ascribed thereto in clause 7.7;

“Fundamental Representations” has the meaning ascribed thereto in clause 7.5(b)(i);

“Governmental Entity” means: (i) any multinational, national, federal, provincial, state, municipal, regional, local or other governmental or public department, regulatory body, court, commission, board, bureau, agency or instrumentality, domestic or foreign or (ii) any subdivision or authority of any of the foregoing;

“Group Companies” means the Company and its Subsidiaries collectively, as listed in Schedule 4, so that each reference to a Group Company is a reference to each such company separately and to any one or more such companies collectively;

“GST” means goods and services tax levied under the GST Act, at the rate prevailing from time to time, including any tax levied in substitution for such tax, but excluding any penalties or interest payable in respect of such tax;

“GST Act” means the New Zealand Goods and Services Tax Act 1985;

“Hazardous Substance” means any substance or material that is prohibited, controlled or regulated under any Environmental Requirement including any sound, heat, vibration, radiation or other form of energy, contaminant, pollutant, dangerous substance, toxic substance, designated substance, controlled product, hazardous waste, subject waste, hazardous material, dangerous good or petroleum, its derivatives, by-products or other hydrocarbons;

“IFRS” means the New Zealand equivalent to International Financial Reporting Standards, approved by the Accounting Standards Review Board, as amended from time to time;

“Indemnifying Parties” has the meaning ascribed thereto in clause 7.1.

“Insurance Contracts” means the insurance policies listed in Section 16.1 of the Disclosure Letter;

“Intellectual Property” means all intellectual property, industrial property and other such intangible property, including, but not limited to, all patent rights, rights in inventions, all trade names, trade dress, trademarks, service marks, logos, brand names and other identifiers; all technology and know-how, rights in inventions, whether or not reduced to practice, confidential information, trade secrets, rights in domain names, copyright, registered designs, circuit layouts, rights in computer software, databases and lists, operating manuals, quality manuals and all other intellectual property, in each case whether registered or unregistered (including applications for the grant of any of the foregoing) and all rights or forms of protection having equivalent or similar effect to any of the foregoing which may subsist anywhere in the world, including the goodwill associated with the foregoing and all rights of action, powers and benefits in respect of the same;

“Interim Accounts” means the unaudited consolidated financial statements of the Group Companies as of the Interim Accounts Date;

“Interim Accounts Date” means January 31, 2010;

“IP Representations” has the meaning ascribed thereto in clause 7.5(b)(i);

“IRD” means the Commissioner of Inland Revenue and the Department as those terms are defined in the Tax Administration Act;

“Key Employees” means Al Monro, Martin Riegel, Nigel Devine and John Newton;

“Knowledge” means, with respect to any person, matters that are actually known or would have been known by a reasonable person, or if an entity, matters that are actually known or would have been known by a reasonable person who was such entity’s chief executive officer, chief financial officer, chief operating officer or president after having reviewed all relevant records and having made diligent inquiries regarding the relevant subject matter of all relevant directors, officers and employees of such entity and, where applicable, all relevant third parties;

“Late Payment Amount” has the meaning ascribed thereto in clause 15.12;

“Laws” means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, ruling or awards, and general principles of common and civil law, in each case put into effect by a Governmental Entity and legally binding on the person referred to in the context in which the word is used;

“Legal Proceeding” means, other than the SMART Complaint, any legal proceedings, including without limitation any suit, action, litigation, arbitration, mediation, dispute resolution process, complaint, proceeding by a Governmental Entity, statement of claim, regulatory action or investigation;

“Licensed Intellectual Property” means the third party Intellectual Property (other than Shrink-Wrap Software) used by any Group Company pursuant to the licences set out in Schedule 9;

“Losses” means all Claims, proceedings, costs, expenses (including legal costs and expenses that are reasonable in the circumstances on a full indemnity basis, GST and any other taxes (that relate to a period ending on or before the Closing Date)), losses, actual damages and out of pocket costs, liabilities, penalties, or taxes, but shall not include any consequential, special or punitive damages;

“Material Adverse Event” means an event, change, effect, occurrence, state of facts or development, which individually or in the aggregate with other events, changes, effects, occurrences, states of fact or developments would reasonably be expected to have a material adverse effect on:

(i)	the operational or financial position, or performance of the Business; or

(ii)	the value of the Business, the Group Companies (collectively), the Assets, or the Shares;

Provided, however, that events, changes, effects, occurrences, states of facts or developments, resulting from (i) the announcement of the transactions contemplated hereby or the identity of the Purchaser and its affiliates (including loss of customers, suppliers or employees due to the identity of the Purchaser), (ii) any change or development in the general economic conditions in Canada or the United States of America, or (iii) any change or development in economic conditions affecting the industries in which the Company operates, shall be disregarded in assessing if a Material Adverse Event has occurred or is likely to occur.

“Material Business Agreements” means all the material agreements, arrangements, commitments or understandings of any Group Company in relation to the Business, which are described in Schedule 12;

“Option” means an option to purchase the number of ordinary shares of the Company listed on Schedule 1 under the heading “Shares Subject to Option”;

“Option Holder” means any holder of an Option listed on Schedule 1 hereto;

“Option Surrender Agreement” means any of the option surrender agreements, of even date herewith, by and between the Company, the Purchaser and each of the Option Holders;

“Option Warranties” means the warranties given by each Option Holder to the Purchaser on Schedule 4 of the applicable Option Surrender Agreement;

“Outside Date” means June 28, 2010, or such other date(s) as may be agreed between the Vendors and Purchaser in writing;

“Parent Company Guarantee” means the guarantee executed by the Parent Guarantor in favour of the Vendors on the date hereof, in the form attached hereto as Exhibit B.

“Parent Guarantor” means SMART Technologies ULC;

“Parties” means the Company, the Purchaser and each Vendor, and Party means any one of them, as the context requires;

“Patent Rights” means:

(a)	all of the Group Companies’ patent rights including, issued patents, pending applications, continuations, continuations-in-part, divisionals, revisions, reissues, re-examinations, and foreign counterparts, patents and applications related to and/or claiming priority to any application on which any patent listed on Schedule 5 is based; and

(b)	all of the Group Companies’ rights associated with such patent rights, including but not limited to the right to sue and recover damages for all past infringement of the patents;

“Permitted Encumbrance” means any:

(a)	reservation of title by suppliers in the ordinary course of business (providing for payment within 90 days and not overdue);

(b)	lien arising by operation of law in the ordinary course of business and securing an amount that is not overdue; and

(c)	right of netting or set-off arising by operation of law in favour of a bank in the ordinary course of business for the purpose of netting debit and credit balances;

“Properties” means the properties or premises occupied by the Group Companies in relation to the Business at which any Group Company carries on the Business as at the date of this Agreement, details of which are set out in Schedule 8, and “Property” means any one of the Properties;

“Purchase Price” means the aggregate purchase price for the Company Securities of Eighty Two million dollars ($82.0 million);

“Purchaser Warranties” means those warranties set out in Schedule 13;

“Records” means all records of the Group Companies, and all information (in any format whatsoever) necessary for operating and conducting the Business, including financial records, sales and marketing data, customer and supplier documentation and accounts, staff and wage records, fixed assets registers, stock registers, system controls and procedures, and databases, and each Group Company’s statutory books, accounts, records and Taxation returns;

“Required Consents” means all consents, approvals or authorisations that are: (i) required to consummate the transactions contemplated hereby, the execution of this Agreement, the Closing or the performance of any terms of this Agreement or (ii) required to enable the Group Companies to conduct the Business substantially in the same manner as has been conducted prior to Closing. Schedule 14 lists and describes all the Required Consents, other than such consents where failure to obtain such consent would not have a Material Adverse Effect;

“Restraint of Trade Covenants” has the meaning ascribed thereto in clause 7.5(b)(i);

“Restraint Period” means the period of two (2) years from the Closing Date;

“Restraint Territory” means worldwide;

“Restricted Business” means the business carried on by the Group Companies as at the date of this Agreement related to (i) research, development, manufacture and sale of touch technology, (ii) natural user interfaces and inputs, or (iii) gesture technology;

“Securityholders’ Representative” has the meaning given to that term in clause 1.2(n);

“Securityholders’ Representative Losses” has the meaning given to that term in clause 1.2(n);

“Securityholder Warranties” means the Vendor Warranties with respect to the Vendors, the Subscription Share Warranties with respect to the Subscription Share Holders, the Option Warranties with respect to the Option Holders, and the Warrant Warranties with respect to the Warrant Holders.

“Securityholder Warranty Claim” means any claim under or in connection with the Securityholder Warranties;

“Shares” means all of the Vendor Shares and the Subscription Shares, and all rights attaching to them;

“Shrink-Wrap Software” means “click-through”, “shrink-wrap” and other generally available software and other Intellectual Property licensed under non-exclusive, non-discriminatory, standard terms, used internally by Group Companies and not incorporated into the Group Companies’ products;

“SMART Complaint” means the complaint filed by SMART Technologies ULC against, inter alia, Next Window Ltd. in the Northern District of Illinois, Eastern Division on February 20, 2009;

“Subsidiary” has the meaning given to that term in section 5(1) of the Act provided that a reference to company in that section will refer to any company or body corporate, notwithstanding the jurisdiction of incorporation or establishment of the relevant company or body corporate;

“Subscription Shares” means the subscription shares of the Company listed on Schedule 1 under the heading “Subscription Shares”;

“Subscription Share Holders” means the holders of Subscription Shares listed on Schedule 1;

“Subscription Share Transfer Agreement” means any of the subscription share transfer agreements, of even date herewith, by and between the Company, the Purchaser and each of the Subscription Share Holders;

“Subscription Share Warranties” means the warranties given by each Subscription Share Holder to the Purchaser on Schedule 4 of the applicable Subscription Share Transfer Agreement.

“Survival Period” has the meaning given to that term in clause 7.5(e);

“Taxation” includes:

(a)	any and all forms of tax, direct or indirect, imposed in New Zealand or elsewhere by any Governmental Entity, including in particular income tax, withholding tax, GST (or any other value added tax or sales tax), fringe benefit tax, stamp duty, land tax, gift duty, approved issuer levy, customs and excise duties, and any other statutory or governmental impositions, dues, duties, levies, tariffs, charges, rates or regional or local taxes;

(b)	the loss or reduction of any form of relief, exemption, concession, deferral, saving or sparing, including rebates, credits, deductions, allowances, net losses, loss carry forward or loss offset and in the case of deductions, allowances, net losses, loss carry forward or loss offset multiplied by the appropriate rate of taxation where applicable; and

(c)	all charges, interest, penalties, fines, additional tax, costs and expenses incidental and relating to, or arising in connection with, the imposition or non payment, late payment, under payment or reassessment of any Tax, and “Tax” and “Taxes” will be construed accordingly;

“Tax Act” means the Income Tax Act 2007;

“Tax Administration Act” means the New Zealand Tax Administration Act 1994;

“Tax Claim” includes any notice, demand, assessment, letter or other document issued, or action taken, by or on behalf of any Governmental Entity whereby the Purchaser or any Group Company may be, or be sought to be, placed under any or any increased liability to Tax relating to any period, income arising, or event occurring, prior to Closing;

“Trade Mark Rights” means all trademarks belonging to the Group Companies’, including all registered trademarks and pending applications listed in Schedule 5, common law rights and all goodwill associated with any such trademarks;

“Transaction Expenses” has the meaning given to that term in clause 15.1;

“Uncontrollable Conditions” means political conditions (or changes in such conditions) in the United States, New Zealand or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or New Zealand or any other country or region in the world, and conditions related to the power or telecommunications infrastructure controlled by third parties on which the Business relies;

“Vendor Shares” means the ordinary shares of the Company held by the Vendors and listed on Schedule 1 under the heading “Vendor Shares”;

“Vendor Warranties” means the warranties given by each Vendor to the Purchaser as set out in Schedule 10-A;

“Warrant” means a warrant to purchase the number of ordinary shares of the Company listed on Schedule 1 under the heading “Shares Subject to Warrant”;

“Warrant Holder” means any holder of a Warrant listed on Schedule 1 hereto; and

“Warrant Surrender Agreement” means any of the warrant surrender agreements, of even date herewith, by and between the Company, the Purchaser and each of the Warrant Holders.

“Warrant Warranties” means the warranties given by each Warrant Holder to the Purchaser on Schedule 4 of the applicable Warrant Surrender Agreement.

1.2	Interpretation: In this Agreement, unless the context indicates otherwise:

(a)	Defined Expressions: expressions defined in the main body of this Agreement have the defined meaning throughout this Agreement, including the background;

(b)	Headings: clause and other headings are for ease of reference only and will not affect this Agreement’s interpretation;

(c)	Parties: references to any Party include that Party’s executors, administrators, successors and permitted assigns;

(d)	Persons: references to a person include an individual, company, corporation, partnership, firm, joint venture, association, trust, unincorporated body of persons, or Governmental Entity, in each case whether or not having a separate legal identity;

(e)	Plural and Singular: references to the singular include the plural and vice versa;

(f)	Clauses/Schedules: references to clauses and schedules are to clauses in, and the schedules to, this Agreement. Each such Schedule forms part of this Agreement;

(g)	Statutory Provisions: specific references to any statutory provision are to statutory provisions in force in New Zealand and include any statutory provision which amends or replaces it, and any by-law, regulation, order, statutory instrument, determination or subordinate legislation made under it;

(h)	Inclusive Expressions: the term includes or including (or any similar expression) is deemed to be followed by the words without limitation;

(i)	Documents: references to any document (however described) are references to that document as modified, novated, supplemented, varied or replaced from time to time and in any form, whether on paper or in an electronic form;

(j)	Notices etc: references to one Party notifying another, or agreeing or objecting to any matter, means such Party notifying, agreeing or objecting in writing;

(k)	Payment: references to, or obligations in this Agreement which require, payment of money will be a reference to, or deemed to be an obligation requiring, payment of money in immediately available cleared funds or in any other form that the Vendors and the Purchaser agree in writing;

(l)	Dollars and $: references to dollars and $ are references to United States dollars, and all amounts payable under this Agreement are payable in United States dollars;

(m)	Monetary Amounts: all monetary amounts are stated inclusive of GST;

(n)	Securityholders’ Representative: by participating in the transactions contemplated hereby and receiving the benefits thereof, including the right to receive the consideration payable in connection with such transactions, each Company Securityholder shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC (the “Securityholders’ Representative”) as the Company Securityholders’ representative and as their duly authorised agent, attorney and representative for the purposes of dealing with the Purchaser under this Agreement, the Subscription Share Transfer Agreements, the Warrant Surrender Agreements, the Option Surrender Agreements and the Escrow Agreement and any communication to or from the Securityholders’ Representative under such agreements shall be deemed to be communication to or from all Company Securityholders. The Securityholders’ Representative shall be the only person entitled (on behalf of the Company Securityholders) to enforce rights, provide communications, make elections or provide consents under this Agreement, the Subscription Share Transfer Agreements, the Warrant Surrender Agreements, the Option Surrender Agreements and the Escrow Agreement (and in doing any of the forgoing it shall be doing so on behalf of all the Company Securityholders) and the Purchaser shall be entitled to rely solely on such Securityholders’ Representative’s action or inaction in dealing with the Company Securityholders, notwithstanding any other communication whether in writing or otherwise, from any of the Company Securityholders. The Securityholders’ Representative is hereby further authorized to execute and deliver the Escrow Agreement as agent for the Company Securityholders and to exercise the Company Securityholders’ rights thereunder. The Securityholders’ Representative shall not be liable in any manner or for any reason to any Company Securityholders in respect of the decisions, determinations or agreements made or consented to by the Securityholders’ Representative, or for any acts done or not done by the Securityholders’ Representative, under or in connection with this Agreement, except to the extent that the Securityholders’ Representative was grossly negligent or engaged in wilful misconduct with respect to such decision, determination, agreement or act done or not done by the Securityholders’ Representative in connection with this Agreement.

The Company Securityholders shall indemnify, defend and hold harmless the Securityholders’ Representative and its successors and assigns from and against any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorneys’ fees and court costs) (together, “Securityholders’ Representative Losses”) arising as a result of or incurred in connection with any actions taken or omitted to be taken by the Securityholders’ Representative pursuant to the terms of this Agreement and the Escrow Agreement provided that, in the event that any such Securityholders’ Representative Losses or any portion thereof is finally adjudicated to have been primarily caused by the gross negligence or wilful misconduct of the Securityholders’ Representative or any of its successors or assigns, the

Securityholders’ Representative will reimburse the Company Securityholders the amount of such Securityholders’ Representative Losses attributable to such gross negligence or wilful misconduct. If not paid directly to the Securityholders’ Representative by the Company Securityholders, any such losses, liabilities or expenses may be recovered by the Securityholders’ Representative from the Escrow Expenses Amount and from the funds in the Escrow Fund otherwise distributable to Company Securityholders following the termination of the Escrow Period pursuant to the terms hereof and the Escrow Agreement at the time of distribution; provided that while this clause allows the Securityholders’ Representative to be paid from the Escrow Fund, this does not relieve the Company Securityholders from their obligation to promptly pay such losses, liabilities or expenses, nor does it prevent the Securityholders Representative from seeking any remedies available to it at Law or otherwise.

If the Securityholders’ Representative shall die, be removed, become disabled, resign or otherwise be unable to fulfill its responsibilities hereunder, the Company Securityholders shall (by consent of those persons entitled to at least a majority of the purchase price paid to all Company Securityholders), within 10 days after such death, removal, disability, resignation or inability, appoint a successor to the Securityholders’ Representative and immediately thereafter notify Purchaser of the identity of such successor. Any such successor shall succeed the former Securityholders’ Representative as the Securityholders’ Representative hereunder. If for any reason there is no Securityholders’ Representative at any time, all references herein to the Securityholders’ Representative shall be deemed to refer to the Company Securityholders.

Each Company Securityholder hereby agrees to receive correspondence from the Securityholders’ Representative, including in electronic form;

(o)	Several Obligations: notwithstanding anything to the contrary, any term of this Agreement which binds more than one Company Securityholder binds the relevant Company Securityholders severally and not jointly or jointly and severally.

2.	CONDITIONS

2.1	Conditions for the Benefit of the Purchaser: The obligation of the Purchaser to complete the transactions contemplated hereby, including the purchase of the Shares, is subject to the following conditions, to be fulfilled or performed at or prior to the Closing, subject to clause 2.5:

(a)	Truth of Securityholder Warranties: the Securityholder Warranties must be true and correct in all material respects as of the Closing Date (except in each case, for those Securityholder Warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such Securityholder Warranties had been made on and of such date, and each of the Company Securityholders must have delivered to the Purchaser a signed certificate to that effect, with respect to its Securityholder Warranties;

(b)	Truth of Warranties: the Company Warranties must be true and correct in all material respects as of the Closing Date (except in each case, for those Company Warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such Company Warranties had been made on and of such date, and the Company must have delivered to the Purchaser a signed certificate to that effect;

(c)	Performance of the Vendors’ Covenants: the Vendors must have fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by them at or prior to the Closing (except in each case, for those covenants that are subject to a materiality qualification, which must be fulfilled or compiled with in all respects), and the Vendors must have delivered to the Purchaser a signed certificate to that effect, with respect to each such Vendor’s covenants;

(d)	Performance of the Company’s Covenants: the Company must have (x) fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to the Closing (except in each case, for those covenants that are subject to a materiality qualification, which must be fulfilled or complied with in all respects), and (y) the Company must have fulfilled or complied with all covenants contained in this Agreement in clause 5 to be fulfilled or complied with by it at or prior to the Closing, and the Company must have delivered to the Purchaser a signed certificate to that effect;

(e)	Deliverables of the Vendors: the Vendors must have delivered to the Purchaser the documents contemplated in clause 6.2, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

(f)	Deliverables of the Company: the Company must have delivered to the Purchaser the documents contemplated in clause 6.3, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

(g)	Conveyance Instruments: the Vendors and the Subscription Share Holders must have delivered to the Purchaser all necessary deeds, conveyances, assurances, transfers, assignments and certificates and any other instruments necessary or reasonably required to transfer the Shares to the Purchaser with a good and marketable title, free and clear of all Encumbrances;

(h)	No Material Adverse Event: since the date of this Agreement there will not have been any Material Adverse Events;

(i)	Overseas Investment Office: the Purchaser will have received, on conditions which are acceptable to the Purchaser, and all necessary consents under the Overseas Investment Act 2005 or other similar Laws in any applicable jurisdiction in respect of the acquisition of the Shares by the Purchaser;

(j)	Commerce Commission: the Purchaser will have received, on conditions which are acceptable to the Purchaser, and all necessary clearances under the Commerce Act 1986 or other similar Laws in any applicable jurisdiction in respect of the acquisition of the Shares by the Purchaser, or in the alternative, a legal opinion of counsel, in a form satisfactory to the Purchaser, that no clearances are required under such legislation in respect of the acquisition of the Shares by the Purchaser;

(k)	No Prohibition on Closing: all consents, approvals, orders and authorisations from Governmental Entities required in connection with the completion of the transactions contemplated in this Agreement shall have been obtained;

(l)	Required Consents: receipt by the Purchaser and any relevant Group Company of all Required Consents, listed on Schedule 14 and any other Required Consents that, if not obtained, would have a Material Adverse Effect, with all such Required Consents from counterparties to contracts of a Group Company being in substantially the form attached hereto as Exhibit C, with such changes as are satisfactory to the Purchaser, acting reasonably;

(m)	Options, Warrants and Loans: after giving effect to the Subscription Share Transfer Agreements, the Warrant Surrender Agreements, and the Option Surrender Agreements, except for the Shares, the Company must have no outstanding securities, including options or warrants encumbering or otherwise affecting the Shares, nor any loans (including loans structured as warrants or other products in compliance with Sharia law); and

(n)	Key Employees: none of Key Employees shall have resigned (or have given notice of resignation) as employees of the Company and the Company shall not have terminated (or given notice of termination) the employment of any Key Employee.

2.2	Conditions for the Benefit of the Vendors: The obligation of the Vendors to complete the transactions contemplated hereby, including the sale of the Vendor Shares, is subject to the following conditions, to be fulfilled or performed at or prior to the Closing, subject to clause 2.5:

(a)	Truth of Purchaser Warranties: the Purchaser Warranties must be true and correct in all material respects as of the Closing Date (except in each case, for those Purchaser Warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such Purchaser Warranties had been made on and as of such date, and the Purchaser must have delivered to the Vendors a certificate to that effect;

(b)	Performance of Covenants: the Purchaser must have fulfilled or complied in all material respects with all covenants contained in this Agreement to be fulfilled or complied with by it at or prior to Closing and the Purchaser must have delivered to the Vendors a certificate to that effect;

(c)	Deliverables: the Purchasers must have delivered to the Vendors the documents contemplated in clause 6.5, in each case in form and substance satisfactory to the Vendors, acting reasonably;

(d)	Overseas Investment Office: the Vendors being satisfied that the Purchaser will have received, on conditions which are reasonable and customary, all necessary consents under the Overseas Investment Act 2005 or other similar Laws in any applicable jurisdiction in respect of the acquisition of the Shares by the Purchaser;

(e)	Commerce Commission: the Vendors being satisfied that the Purchaser will have received, on conditions which are reasonable and customary, all necessary clearances under the Commerce Act 1986 or other similar Laws in any applicable jurisdiction in respect of the acquisition of the Shares by the Purchaser, or in the alternative, a legal opinion of counsel, in a form satisfactory to the Vendors, that no clearances are required under such legislation in respect of the acquisition of the Shares by the Purchaser; and

(f)	No Prohibition on Closing: all consents, approvals, orders and authorisations from Governmental Entities required in connection with the completion of the transactions contemplated in this Agreement shall have been obtained.

2.3	Fulfilment of Conditions: Each Party will use its best endeavours to ensure that each of the conditions is fulfilled at the earliest reasonable opportunity, and in any event on or before the Outside Date provided that nothing in this Agreement will require any person to provide the Commerce Commission, Overseas Investment Office or other similar Governmental Entities in other relevant jurisdictions with any undertakings in relation to divestments of its business activities to secure any clearance required.

2.4	Information to Support Applications: The Vendors will provide to the Purchaser or the Commerce Commission or the Overseas Investment Office or other similar Governmental Entities in other relevant jurisdictions all documents and information relating to the Business that the Purchaser or the Commerce Commission or the Overseas Investment Office or other similar Governmental Entities in other relevant jurisdictions may reasonably request for the purpose of the application for the consents, approvals and clearances referred to in clause 2.1.

2.5	Benefit of Conditions: The Parties to whom such Conditions apply may waive any of those Conditions above, in their absolute discretion, by written notice to the other Parties and in this event any waived Condition will be deemed to have been fulfilled.

3.	SALE AND PURCHASE

3.1	Agreement: The Vendors agree to sell and transfer to the Purchaser, and the Purchaser agrees to purchase and take a transfer of, the full legal and beneficial ownership of the Vendor Shares, with effect from Closing and on the terms set out in this Agreement.

3.2	No Encumbrances: The Vendor Shares will pass to the Purchaser free of all Encumbrances.

3.3	Rights and Privileges: The Vendor Shares will pass to the Purchaser with all benefits, rights, privileges and entitlements which accrue or attach to them as at the Closing Date, including the right to all bonuses, dividends and other distributions made or paid in respect of the Vendor Shares on or after the date hereof.

3.4	Pre-emption Waiver: Each of the Vendors waives and will procure the waiver before the Closing Date of any rights of pre-emption and other restrictions on transfer in respect of the Vendor Shares or any of them conferred on any Vendor under the constitution of the Company or otherwise.

3.5	Entire Acquisition: Notwithstanding any other provision of this Agreement, the Purchaser is not required to complete the purchase of any of the Vendor Shares unless all of the Shares, including all Subscription Shares, are available for purchase by the Purchaser on the Closing Date.

4.	PURCHASE PRICE

4.1	Purchase Price: The purchase price payable by the Purchaser to the Company Securityholders for the Company Securities is the Purchase Price. The Purchase Price will be satisfied by the Purchaser as provided in clause 4.2.

4.2	Payment: At Closing, the Purchase Price will be paid by the Purchaser to the Company Securityholders as follows:

(a)	Escrow: the Escrow Amount will be held back from the Purchase Price and placed on deposit with the Escrow Agent to be held in escrow (the “Escrow Fund”) as partial security for the indemnification obligations of the Company Securityholders under clause 7 in accordance with the terms of the Escrow Agreement;

(b)	Pay: an amount equal to the Purchase Price less the Escrow Amount less the Escrow Expenses Amount (the “Closing Payment Amount”) will be paid to the Escrow Agent by way of wire transfer to the Escrow Agent’s trust bank account, which has been designated in writing to the Purchaser by the Escrow Agent not less than three (3) Business Days prior to the Closing Date, it being acknowledged that the Closing Payment Amount will only be releasable by the Escrow Agent to the Company Securityholders if, and only if, the deliveries required by clauses 6.2 and 6.3 have been received or otherwise waived by the Purchaser and the Conditions in favour of the Purchaser have been satisfied or waived by the Purchaser; and

(c)	Escrow Expenses Amount: the Escrow Expenses Amount will be held back from the Purchase Price and placed on deposit with the Escrow Agent to be held in escrow to cover fees, costs and expenses of the Securityholders’ Representative that may arise in connection with the fulfillment of its duties as the Securityholders’ Representative under this Agreement, the Escrow Agreement, the Subscription Share Transfer Agreements, the Warrant Surrender Agreements and the Option Surrender Agreements.

4.3	Financial Arrangement Rules: For the purposes of the financial arrangements rules in the Tax Act, the Vendors and the Purchaser agree that:

(a)	Lowest Price: the Purchase Price is the lowest price (within the meaning of section EW 32 of the Tax Act) that they would have agreed for the sale and purchase of the Shares, on the date that this Agreement was entered into, if payment would have been required in full at the time the first right in the contracted property (being the Shares) was transferred; and

(b)	No Capitalised Interest: they will compute their taxable income for the relevant period on the basis that the Purchase Price includes no capitalised interest and they will file their tax returns accordingly.

4.4	Escrow Agent Receipt: Payment of the Closing Payment Amount by the Purchaser to the Escrow Agent pursuant to this Agreement will constitute good discharge by the Purchaser of its obligation to pay that sum to the Company Securityholders, and the Purchaser will have no obligation as to the distribution of that sum to the Company Securityholders.

5.	PRE CLOSING UNDERTAKINGS

5.1	Access to Information: Prior to Closing, the Purchaser (and its respective employees, consultants, accountants, attorneys, and other agents and representatives) shall on reasonable notice be permitted reasonable access, during normal business hours, to such premises, directors, officers, employees, consultants, agents, accountants, attorneys and other representatives of, and to the customers, suppliers and vendors of, the Group Companies as the Purchaser may reasonably request in order to obtain information relating to the Group Companies, to perform its obligations under this Agreement and to plan any arrangements it wishes to have in place in relation to the Group Companies after Closing.

5.2	Exclusivity:

(a)	Acquisition proposal: Prior to Closing, the Vendors and the Company shall not, and shall not authorise or permit any of their respective directors, officers, employees, representatives and other agents (“Representatives”) to, either directly or indirectly:

(i)	initiate, solicit, encourage or otherwise facilitate any indication of interest, proposal or offer from, or any announcement by, any third party concerning any direct or indirect acquisition of any of the Group Companies or any of the Assets outside the ordinary course of business, in any such case which is competitive with or a substitute for the transactions contemplated by this Agreement (a “Competing Acquisition Proposal”);

(ii)	engage in any discussions or negotiations regarding, or provide any information to, any person (other than the Purchaser) regarding, or take any action to facilitate any inquiries or the making of any proposals that constitute or could reasonably be expected to lead to, a Competing Acquisition Proposal;

(iii)	approve, endorse or recommend any Competing Acquisition Proposal; or

(iv)	enter into any letter of intent or similar document, or any contract or other agreement or commitment, contemplating a Competing Acquisition Proposal.

(b)	Cease Discussions: On the date of this Agreement, the Vendors and the Company shall, and shall cause each of their respective representatives to, cease immediately any existing activities, discussions or negotiations with any third party with respect to a Competing Acquisition Proposal or any other transaction which could reasonably be expected to lead to a Competing Acquisition Proposal.

(c)	Breach: The Vendors and the Company acknowledge and agree that any breach of the terms of this clause 5.2 by any of their respective representatives, whether or not authorised or permitted by any of the Vendors or the Company, shall be deemed to be a breach of this clause 5.2 by the Vendors and the Company.

5.3	Interim Period: Until Closing, except as disclosed in the Disclosure Letter under the heading “Interim Covenant Disclosure” or unless the Purchaser provides prior written approval (not to be unreasonably withheld based on the Purchaser’s good faith business judgment and to be provided by email within two (2) Business Days of request to Bill Ciprick), the Vendors and the Company will ensure that each Group Company:

(a)	Operate Business: carries on the Business in a normal, proper, responsible and efficient manner in accordance with good business practice and otherwise in the ordinary course of business, and in substantially the same manner as the Business was conducted in the 12 months prior to the date of this Agreement, and uses all reasonable endeavours to ensure that turnover and profitability are maintained;

(b)	Assets: does not agree to acquire or dispose of any assets exceeding $50,000 per purchase;

(c)	No Variations to Business Agreements: does not make any material variation to, or extend, renew or renegotiate the terms of, any Material Business Agreement;

(d)	Further Business Agreements: does not enter into any agreement or arrangement which would:

(i)	High Value: have a value, or involve or be likely to involve, expenditure or the assumption of liability of $50,000 or more per annum (other than employment arrangements permitted by clause 5.3(g) below);

(ii)	Long Term Notice: be for a term in excess of twelve (12) months or cannot be terminated on less than sixty (60) days notice without penalty, liability or cost to the Group Company arising in connection with such termination;

(e)	No Variations to Employment: does not make any material variation to, or extend, renew or negotiate the material terms of any individual employment agreement or collective agreement with any union, except for variations as part of the Company’s annual payroll review, not to exceed 3% in the aggregate;

(f)	Company Intellectual Property: does not take any action, or fail to take any action, with the Knowledge that such action or failure to act would materially harm or decrease the value of, impair or encumber, or have a materially deleterious effect on any of the Company Intellectual Property;

(g)	Employment: does not hire or offer to hire any person at a rate of remuneration exceeding $75,000 per annum;

(h)	No Encumbrances: does not permit any Encumbrance to arise over any of the Assets except for a Permitted Encumbrance;

(i)	Litigation: does not initiate or settle, or agree to settle, any material litigation where the initiation or settlement or agreement would result in a payment to or by the Group Company of $25,000 or more, except for litigation hereunder or the collection of debts in the ordinary course of business;

(j)	Notify Purchaser: promptly notifies the Purchaser of any lawsuits or material claims, proceedings, investigations or adverse events which may occur, be threatened, brought, asserted or commenced against any Group Company or its directors, officers or employees, involving the Business, Assets or Employees in any way;

(k)	Preserve Goodwill: use reasonable endeavours to preserve the goodwill of the Group Company, including the customer, supplier and employee relationships and notify the Purchaser of all material customer complaints in relation to the supply by any Group Company of products or services;

(l)	Maintain Inventory: maintains the inventory of the Group Company at a level which is reasonable and sufficient for the ordinary conduct of the Business, having regard to normal seasonal variation;

(m)	Maintain Supply: maintains the supply of all components, chips and the like, necessary for the Business to ensure there are no material gaps in supply of products from the Group Companies;

(n)	Purchase of Equipment: does not enter into any new agreement for the purchase of plant and equipment, other than to meet normal requirements and then not to exceed $50,000 per purchase or $400,000 in the aggregate (subject to the approval of the Purchaser, which approval shall be given in the Purchaser’s reasonable discretion in $400,000 increments), and does not commit to undertake any capital expenditure after the date of this Agreement in respect of plant and equipment of a value in excess of $50,000 per item or $400,000 in the aggregate (subject to the approval of the Purchaser, which approval shall be given in the Purchaser’s reasonable discretion in $400,000 increments);

(o)	Maintain and Renew Insurances: works with Purchaser to renew all Insurance Contracts for the Group Companies which expire on April 1, 2010 to ensure that there is no lapse in insurance coverage on or following that date and that all such Insurance Contracts are renewed from that date on terms reasonably acceptable to the Purchaser; and further to keep in force full and effective all such Insurance Contracts, and ensures that no person does or allows to be done any act or omission that might render any such Insurance Contracts void or voidable and, if the Purchaser so requests in writing, effect such additional insurance as may be reasonably required by the Purchaser, at the Purchaser’s cost;

(p)	Product Lines/Terms of Sale: does not make or permit any change which is adverse to the Group Company, to any products, selling prices or to the terms and conditions of sale of any of the Group Company’s products; for clarity, the foregoing is not intended to include changes made or permitted in the ordinary course of business;

(q)	Monthly Management Accounts and Financial Information: provides the Purchaser with monthly management accounts and unaudited financial statements (including unaudited balance sheet, income statement and cash flow statement) in respect of the Group Companies on a timely basis (and in any event within 10 Business Days of each month end);

(r)	Cooperation: provides cooperation reasonably requested by Purchaser in (i) furnishing as promptly as practicable aggregate financial and other pertinent information regarding the Group Companies, including all financial statements, pro forma financial statements, financial data, audit reports and other similar information reasonably requested by Purchaser, and (ii) responding to the Purchaser’s inquiries about the material disclosed by the Company in the data room;

(s)	Company Structure: does not:

(i)	issue or purport to issue any shares, options or other securities;

(ii)	declare or pay any dividend or otherwise make any distribution to holders of the Shares;

(iii)	buy back any of its own shares, redeem any Shares, or transfer or purport to transfer any shares, except as contemplated by this Agreement;

(iv)	alter or purport to alter the rights attached to any Shares;

(v)	allow its constitution to be changed;

(t)	Warranties: does not do or omit to do or allow to be done anything by which any Company Warranty or Securityholder Warranty will or may be or become materially unfulfilled or materially untrue, misleading or inaccurate as at Closing or at any time before Closing by reference to the facts and circumstances then existing; and

(u)	Indemnities: none of the Group Companies shall enter into any agreement that contains an indemnity, guarantee or similar obligation.

5.4	Notify: Pending Closing, each Party will promptly notify the other Parties:

(a)	Breach: of any event or circumstance which comes to such Party’s Knowledge which is or may constitute an Agreement Default (or would reasonably be expected to result in any Company Warranty or Securityholder Warranty being unfulfilled or materially untrue, misleading or inaccurate as at Closing by reference to the facts and circumstances then existing); or

(b)	Termination: if any event occurs which may entitle the Purchaser to invoke the Condition contained in clause 2.1(h).

Any notification must be in writing and provide details of all relevant information, circumstances or events.

5.5	Take No Adverse Action: Pending Closing, the Parties will not take any action which is inconsistent with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement.

5.6	Required Consents: During the period from the date of this Agreement until Closing the Vendors agree to:

(a)	Seek Consent: seek the Required Consents; and

(b)	Provide Assistance: where required the Purchaser will provide all reasonable assistance to the Vendors in order for such consents to be obtained.

5.7	Reasonable Endeavours: Upon the terms and subject to the conditions set out in this Agreement, each of the Parties hereto shall, at its own cost, use its reasonable endeavours to take, or cause to be taken, all actions, and to do, or cause to be done, and to cooperate with the others in doing, all things necessary or advisable to complete and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including the following:

(a)	Conditions: taking all acts necessary to cause the Conditions to be satisfied as promptly as reasonably practicable;

(b)	Execution: executing and delivering all instruments that are necessary to complete the transactions contemplated by, and to fully carry out the purposes of, this Agreement; and

(c)	Legal proceedings: defending against any Legal Proceedings challenging this Agreement or the completion of the transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any person vacated or reversed.

6.	CLOSING

6.1	Time and Place: The Closing will take place by 2.00 p.m. on the Closing Date at the offices of Burnet, Duckworth & Palmer LLP or at another place and time agreed upon by the Vendors and the Purchaser.

6.2	Vendors’ Obligations: On Closing, the Company and the Vendors will deliver or cause to be delivered to the Purchaser:

(a)	certified copies of:

(i)	the charter documents and by-laws of each of the Vendors and the Company;

(ii)	all resolutions (i) of the directors of each of the Vendors and the Company, and (ii) of the shareholders of the Company approving the entering into and completion of the transactions contemplated hereby and the transfer of the Vendor Shares;

(iii)	special resolutions of the shareholders of Touch Holdings Limited, Ascot Private Equity Limited and Ascot Private Equity No.2 Limited approving the sale of the relevant Shares held by Touch Holdings Limited, Ascot Private Equity Limited or Ascot Private Equity No.2 Limited (as the case may be); and

(iv)	a list of the officers and directors of each of the Company Securityholders authorized to sign the agreements contemplated hereby together with their specimen signatures;

(b)	a certificate of status, compliance, good standing or like certificate with respect to the Company and each of the Company Securityholders that is a New Zealand or Australian entity issued by the appropriate governmental officials of their jurisdiction of incorporation or formation;

(c)	Certificates: the certificates referred to in clauses 2.1(a), 2.1(b), 2.1(c) and 2.1(d);

(d)	Subscription Share Transfer Agreements: a Subscription Share Transfer Agreement, duly executed by the Company and each Subscription Share Holder;

(e)	Warrant Surrender Agreements: a Warrant Surrender Agreement, duly executed by the Company and each Warrant Holder;

(f)	Option Surrender Agreements: an Option Surrender Agreement, duly executed by the Company and each Option Holder;

(g)	a termination agreement in a form satisfactory to the Purchaser, acting reasonably, duly executed by the Company and Kuwait Finance House (Bahrain) B.S.C.(c) terminating the Promise to Sell Shares Agreement, dated as of April , 2008, between such parties;

(h)	a termination agreement in a form satisfactory to the Purchaser, acting reasonably, duly executed by John David Newton, Touch Holdings Limited and Kuwait Finance House (Bahrain) B.S.C.(c) terminating the Specific Security Deed Over Investment Securities, dated November , 2007 (the “Touch Security Deed”) between such parties;

(i)	Share Certificates: the share certificates (if any) representing the Shares, duly endorsed or accompanied by stock powers duly endorsed in blank, in the name of the Purchaser or, if there are no such share certificates issued, a certificate, signed by the directors of the Company, stating that no share certificates are issued and outstanding with respect to any of the Shares; and a share transfer instrument (if a form satisfactory to the Purchaser, acting reasonably) from each of the Vendors and Subscription Share Holders conveying their respective interests in the Shares to the Purchaser;

(j)	Entry on Share Register: evidence that the transfer of the Shares to the Purchaser or the person or persons notified by the Purchaser has been recorded in the Company’s share register so that such persons are recorded as the legal owners of the Shares;

(k)	Resignations: resignations, in writing, of all the directors and officers of each Group Company (other than those directors (if any) who the Purchaser has notified the Vendors in writing prior to the Closing Date are not required to resign) from the offices of director, officer or as an employee of the Company or the relevant Group Company (as the case may be), which resignations will include an acknowledgment and release, in the form attached hereto as Exhibit D;

(l)	Encumbrances: unconditional and irrevocable releases and discharges (duly executed) of any Encumbrances over the Shares and, if applicable, evidence that there are no liens or Encumbrances in the form of financing statements or similar charges with respect to the Assets;

(m)	Escrow Agreement: the Escrow Agreement, duly executed by the Securityholders’ Representative, the Purchaser and the Escrow Agent;

(n)	Other Documents of Title: all other documents of title to the Shares, together with all executed transfers and assignments necessary to vest legal title to the Shares in the Purchaser;

(o)	Maintenance of Intellectual Property: a list of all actions that, to the Group Companies’ Knowledge, are required to be taken within the first four (4) months following the Closing Date by any Group Company in order to maintain, enforce and protect the registered Company Intellectual Property;

(p)	All Other Acts: do and execute all other acts and documents which this Agreement requires the Vendors and the Company to do or execute at Closing;

(q)	Payment of Fees: payoff letters giving evidence that all transaction costs of the Company, the Key Employees and the Company Securityholders will be paid at Closing out of the Purchase Price proceeds received by the Escrow Agent as contemplated by clause 15.1;

(r)	Patents: all Patent Rights and any other Company Intellectual Property listed on Schedule 5 (including the Domain Names listed in Schedule 5 which have been identified as being registered in the name of Matthew Sherborne and David Villarina), other than patent applications # 61/020,921; 61/080,393; 12’351,913 and PCT/US2009/030694 currently registered in the name of Avery Dennison Corporation, shall be registered in the name of the Company;

(s)	Security Release: each Company Securityholder, as applicable, shall provide the Purchaser with a No Interest Letter from any registered secured party authorizing the sale of the applicable Company Securities to the Purchaser free and clear of any Encumbrance;

(t)	a termination agreement in a form satisfactory to the Purchaser, acting reasonably, duly executed by David Glenn and the Company terminating the Director Appointment Agreement Deed, referenced in the Minutes of the Meeting of the Directors of the Company held on February 24, 2009; and

(u)	a termination agreement in a form satisfactory to the Purchaser, acting reasonably, duly executed by Kuwait Finance House (Bahrain) B.S.C.(c) terminating the Company’s obligation to compensate Kuwait Finance House (Bahrain) B.S.C.(c) for services rendered to the Company by its appointed directors (Lloyd Williams and Rashid Khalid), referenced in the Minutes of the Meeting of the Directors of the Company held on February 24, 2009.

6.3	Company Documents and Records: The Company will procure that on the Closing Date there will be, in the possession and control of each Group Company:

(a)	Statutory Records:

(i)	the certificate of incorporation and constitution of each Group Company;

(ii)	any certificate of incorporation or change of name of each Group Company;

(iii)	the directors’ and shareholders’ minute book and other records of meetings or resolutions of directors and shareholders of each Group Company;

(iv)	the share register of each Group Company;

(v)	the interests register of each Group Company;

(vi)	the register of directors of each Group Company;

(vii)	the register of charges of each Group Company;

(viii)	all other registers and statutory records required by the Act and all other books, records and documents relating to each Group Company’s affairs;

(b)	Documents of Title: each Group Company’s documents of title to its material Assets for which title documents are necessary;

(c)	Written Agreements: copies of all written Material Business Agreements;

(d)	Intellectual Property Rights: certificates of registration and renewals of the patents as set out in Schedule 5, and all related documentation; and certificates of registration for all trade marks of which each Group Company is registered as the proprietor and copies of all licences and registered user agreements which have been executed by each Group Company and pursuant to which each Group Company is the registered user of any trade mark; and

(e)	Books of Record and Account: all books of records and account (including all Tax returns, statement of Taxation, account and correspondence with IRD and similar documentation with any other Governmental Entity having competent jurisdiction) of each Group Company and all computerised records of each Group Company.

6.4	Deemed Delivery: Where the Vendors and the Purchaser agree that delivery to the Purchaser of an item at Closing is impracticable or inconvenient, the requirement for delivery may be satisfied by the Vendors placing that item under the control of the Purchaser.

6.5	Purchaser’s Obligations: At Closing, subject to compliance by the Vendors and the Company with all of their respective obligations under clauses 6.2 and 6.3, the Purchaser will:

(a)	Purchase Price: make the payments as contemplated by clause 4;

(b)	deliver to the Vendors certified copies of:

(i)	resolutions of the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement; and

(ii)	a list of the officers and directors of the Purchaser authorized to sign agreements together with their specimen signatures;

(c)	Good Standing: a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by the appropriate governmental officials of its jurisdiction of incorporation;

(d)	Certificates: the certificates referred to in clauses 2.2(a) and 2.2(b);

(e)	Subscription Share Transfer Agreements: deliver to each Subscription Share Holder, a Subscription Share Transfer Agreement duly executed by the Purchaser;

(f)	Warrant Surrender Agreements: deliver to each Warrant Holder, a Warrant Surrender Agreement duly executed by the Purchaser;

(g)	Option Surrender Agreements: deliver to each Option Holder, an Option Surrender Agreement duly executed by the Purchaser;

(h)	Escrow Agreement: deliver to the Vendors and the Securityholders’ Representative, the Escrow Agreement duly executed by the Purchaser and the Escrow Agent; and

(i)	All Other Acts: do and execute all other acts and documents which this Agreement requires the Purchaser to do or execute at Closing.

6.6	Title and Risk: Subject to Closing occurring, title to, possession of, property in, and the benefit and risk of, the Shares:

(a)	Until Closing: until Closing, remains solely with the Vendors and the Subscription Share Holders, as applicable; and

(b)	From Closing: passes to the Purchaser on and from Closing.

6.7	Interdependence: The requirements of clauses 6.2, 6.3 and 6.5 are interdependent and must be carried out contemporaneously. No delivery or payment will be deemed to have been made until all deliveries and payments have been made or waived.

7.	WARRANTIES AND LIMITATIONS ON CLAIMS

7.1	Warranties Given: The Company gives the Company Warranties and each Company Securityholder gives the applicable Securityholder Warranties as of the date of this Agreement. Subject to the limitations hereunder, the Vendors, the Subscription Share Holders, the Option Holders and the Warrant Holders (collectively, the “Indemnifying Parties”) shall, indemnify the Purchaser for all Losses incurred by the Purchaser as a result of breaches of the Company Warranties or the Securityholder Warranties.

7.2	Warranties Repeated: Each Company Warranty and each Securityholder Warranty will be deemed to be repeated at Closing by the Company and the applicable Company Securityholder, respectively, as if it had been made on and effective as at such time (by reference to the circumstances then existing).

7.3	Warranties Separate: Each Company Warranty and Securityholder Warranty is separate and, except as otherwise expressly provided, is not limited by reference to any other warranty or by anything in this Agreement other than all disclosures in the Disclosure Letter.

7.4	Warranties Qualified: Each Company Warranty is given subject to:

(a)	Disclosed: any matter specifically disclosed in or pursuant to the Disclosure Letter; and

(b)	Approved: any thing done or omitted to be done under any express provision of this Agreement or, after the date of this Agreement, at the prior written request, or with the prior written approval, of the Purchaser;

7.5	Claim Limitations: If, but only if, the Closing occurs, the following limitations will apply to any Claim by the Purchaser against the Indemnifying Parties relating to an Agreement Default by the Company or by any one or more of the Company Securityholders:

(a)	Thresholds: subject to clause 7.7, the Purchaser will not be entitled to make any Claim against the Indemnifying Parties and the Indemnifying Parties will not be liable in respect of any Claims (excluding Securityholder Warranty Claims), unless the aggregate amount of liability arising from all such Claims exceeds $250,000, in which case the Purchaser may claim the entire amount and not merely the excess but, once any Claim or Claims have reached that aggregate amount, no thresholds of any nature whatsoever will apply to any subsequent Claims. For greater certainty, no thresholds of any nature whatsoever will apply to Securityholder Warranty Claims;

(b)	Maximum Liability for Claims: subject to clause 7.7,

(i)	the aggregate amount of liability for all Claims, excluding:

(u) Fraud Claims;

(v) Claims relating to the Securityholder Warranties;

(w) Claims relating to the Company Warranties set forth in clauses     ,     , and      of Schedule 10 (the “Fundamental Representations”);

(x) Claims relating to the Company Warranties set forth in clause      of Schedule 10 (the “IP Representations”);

(y) Claims relating to a breach of the covenants and agreements of each Company Securityholder in clause 11.1 and 11.2 (the “Restraint of Trade Covenants”); and

(z) Claims relating to a breach of the covenants and agreements of each Company Securityholder in clause 12.1 and 12.2 (the “Confidentiality Covenants”)

shall not exceed an amount equal to the Escrow Amount minus any Claims previously made with respect to the IP Representations;

(ii)	the aggregate amount of liability for all Claims relating to the IP Representations shall not shall not exceed an amount equal to fifteen percent of the Purchase Price minus any Claims previously made pursuant to clause
7.5(b)(i);

(iii)	the aggregate amount of liability for all Claims relating to the Securityholder Warranties, the Fundamental Representations, the Restraint of Trade Covenants and the Confidentiality Covenants, shall not exceed a sum equal to the Purchase Price; and

(iv)	the aggregate amount of liability for all Fraud Claims is unlimited.

(c)	Order of Remedies: subject to the limitations set forth elsewhere in this clause 7,

(i)	any Claims made, other than Claims relating to the Securityholder Warranties, the Fundamental Representations, the IP Representations, the Restraint of Trade Covenants, the Confidentiality Covenants, the Company Warranties in clause of Schedule 10 and Fraud Claims, shall be satisfied from the Escrow Fund only in accordance with the terms of the Escrow Agreement;

(ii)	any Claims made relating to the Securityholder Warranties, the Fundamental Representations, the IP Representations, the Restraint of Trade Covenants, the Confidentiality Covenants and Fraud Claims shall be satisfied, in the sole discretion of the Purchaser, from the Escrow Fund and/or the Company Securityholders directly. Specifically, the Purchaser may choose to pursue the Company Securityholders directly and severally (in accordance with the Escrow Distribution Percentages set forth in Schedule 1) for such Claims, in order to preserve the Escrow Fund for future Claims; and

(iii)	any Claims made relating to the Company Warranties in clause of Schedule 10 shall be satisfied first from the Escrow Fund and if the Claims are made after the expiration of the Escrow Period, then such Claims shall be satisfied from the Company Securityholders directly and severally in accordance with the Escrow Distribution Percentages set forth on Schedule 1.

(d)	Indemnifying Parties’ Individual Liability: each Indemnifying Party will be severally liable for any Securityholder Warranty Claim relating to the Securityholder Warranties given by such Indemnifying Party. For the avoidance of doubt the Securityholder Warranties given by each Indemnifying Party are only given in respect of that Indemnifying Party or the securities in the Company of which that Indemnifying Party is the holder (as applicable). The Purchaser acknowledges that the other Indemnifying Parties will have no liability to the Purchaser in respect of such Securityholder Warranty Claim. For the avoidance of doubt, the Purchaser may make a claim against the Escrow Fund in respect of any Securityholder Warranty Claim, but the amount the Purchaser shall be entitled to receive from the Escrow Fund in respect of any such claim is limited to the Escrow Distribution Percentage set forth in Schedule 1 for the relevant Company Securityholder, and where the relevant Securityholder Warranty Claim exceeds that amount, the Purchaser may pursue the relevant Company Securityholder directly for the balance;

(e)	Notice of Claims: the Purchaser will not be entitled to make any Claim against the Indemnifying Parties unless the Purchaser has first given notice in writing of the Claim to the Securityholders’ Representative (which, for the avoidance of doubt, can include a notice of contingent liability that would reasonably be expected to occur prior to the expiration of the applicable Survival Period notwithstanding the fact that it is not an actual liability) within the applicable Survival Period, setting out reasonable particulars of the grounds on which it is based and of the amount of such Claim. For the purposes of this Agreement, “Survival Period” means:

(i)	for a Fraud Claim, for the Fundamental Representations, and for the Securityholder Warranties, an indefinite period following the Closing Date;

(ii)	for the Restraint of Trade Covenants, and for the Confidentiality Covenants, a period of two (2) years following the Closing Date;

(iii)	for the Company Warranties set forth in clause of Schedule 10, a period starting on the Closing Date and ending on December 31, 2011; and

(iv)	for all other Company Warranties, or for any other Agreement Default, a period of one (1) year following the Closing Date.

It is the express intent of the Parties that, if the applicable Survival Period for an item as contemplated by this clause 7.5 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened Survival Period contemplated hereby. The Parties further acknowledge that the time periods set forth in this clause 7.5 for the assertion of claims under this Agreement are the result of arms’-length negotiation among the Parties and that they intend for the time periods to be enforced as agreed by the Parties.

7.6	Indemnification of Purchaser: If, but only if, Closing occurs and subject to the limitations set forth in this clause 7, the Indemnifying Parties will, severally and not jointly:

(a)	be liable to the Purchaser for all Losses which it may suffer, sustain, pay or incur; and

(b)	indemnify and save the Purchaser harmless from and against all Losses whatsoever which may be brought against or suffered by the Purchaser or any Group Company or which they may suffer, sustain pay or incur, which result or arise (whether before, on or after the Closing Date) from any Agreement Default made by any of the Indemnifying Parties or the Company provided that the Indemnifying Parties will not be liable to the Purchaser for any Losses incurred as a result of any failure by the Purchaser to take reasonable steps to mitigate the effects of such Agreement Default.

7.7	Fraud or Intentional Misrepresentation: For the avoidance of doubt, nothing in this Agreement will exclude, affect or in any way limit any right or remedy available to the Purchaser in respect of fraud or intentional misrepresentation by the Company or any Indemnifying Party or any person acting on behalf of, or on the direction or instruction of, the Company or any Indemnifying Party (collectively, a “Fraud Claim”).

7.8	Gross Up; Credits to be Given: If:

(a)	Deduction: any Company Securityholder is required by Law to make any deduction or withholding from any sum payable by it under or in respect of any Claim under this clause 7; or

(b)	Payment: the Purchaser is required by Law to make any payment or suffers any Taxation on or in relation to any amount received or receivable by the Purchaser in respect of any Claim under this clause 7, then the sum payable by such Company Securityholder will be increased to the extent necessary to ensure that after making the deduction, withholding or payment, or suffering the Taxation, the Purchaser receives and retains (free of any liability for any such deduction, withholding or payment, or loss of tax credits or relief) a net sum equal to the sum that the Purchaser would have received and so retained had no such deduction, withholding or payment been made, and no such Taxation been suffered.

(c)	Tax Credits: the Purchaser is provided any Taxation benefit in respect of any Claim under this clause 7; or

(d)	Insurance and 3rd Party Recoveries: the Purchaser is covered by insurance or claims against any third parties in respect of any Claim under this clause 7,

then the sum payable by the Company Securityholders will be decreased to the extent necessary to ensure that after giving credit for such recoveries, the Purchaser receives and retains a total sum equal only to the sum that the Purchaser would have received and so retained had no such credit been available. Nothing in paragraph (c) or (d) above shall restrict the Purchaser from making a Claim against the Indemnifying Parties for the full amount. If the Purchaser actually receives a payment pursuant to paragraph (c) or (d) above, the applicable Indemnified Party shall be entitled to a credit from the Purchaser;

7.9	Group Company’s Loss is Purchaser’s Loss: Any Group Company Losses are deemed to be Losses to the Purchaser for the purposes of any Claim under clause 7 of this Agreement. It will not be necessary for the Purchaser to establish loss or damage to itself and the amount of the Losses to the Purchaser will be deemed to be equal to the Losses suffered or incurred by any relevant Group Company.

7.10	Sole and Exclusive Remedy After Closing: Except for Purchaser’s right to seek enforcement of any covenants contained in clauses 11 and 12 by injunction or specific performance, Claims made pursuant to this clause 7 will be deemed to be the only right of Purchaser hereunder after the Closing and shall be in substitution for, and to the exclusion of, any rights or remedies otherwise available to the Purchaser for breach by the Company or the Company Securityholders of any of the Company Warranties or Securityholder Warranties or any of the Company’s or the Company’s Securityholders’ obligations under the Agreement prior to or following the Closing.

7.11	Reduction of Purchase Price: Any monetary compensation received by the Purchaser as a result of any Company Warranty Claim or Securityholder Warranty Claim is to be in reduction of the Purchase Price.

8.	CLAIM PROCEDURE

8.1	Securityholders’ Representative May Object: Within twenty (20) Business Days after the receipt of a notice of a Claim or after receipt of any notice of any other claim under or in connection with this Agreement, the Securityholders’ Representative may make reasonable objections to such claim in writing, including the amount of the Claim and/or the reason for the Claim, to the Purchaser and the Escrow Agent. The Purchaser shall provide the Securityholders’ Representative at the cost of the Company Securityholders, with any information or access to such information as the Securityholders’ Representative may reasonably request in connection with its review of any such notice and Claim.

8.2	No Objection: If no objection is received by the Purchaser within such twenty (20) Business Day period, and while the Escrow Amount is held by the Escrow Agent, the Purchaser shall, subject to clause 7.5(a), be entitled to require the Escrow Agent to release to the Purchaser from the Escrow Amount an amount equal to the Purchaser’s Claim in accordance with the terms of the Escrow Agreement.

8.3	Objection: If the Securityholders’ Representative objects in writing to any Claim in accordance with clause 8.1, the Purchaser and the Securityholders’ Representative, on behalf of the Indemnifying Parties and not in its individual capacity, must, pursuant to Schedule 17, attempt in good faith for twenty (20) Business Days after delivery of such objection to agree upon the rights of the respective Parties with respect to such Claim.

8.4	No Agreement: If no such agreement can be reached after good faith negotiation, either the Securityholders’ Representative or the Purchaser may, by written notice to the other, demand resolution of the matter pursuant to Schedule 17.

8.5	Claims by Third Parties: If, after Closing, the Purchaser becomes aware of a matter that may give rise to a Claim which results from a claim made or threatened against the Purchaser or any Group Company by a third party (a “Third Party Claim”) then:

(a)	Notice: the Purchaser will, as soon as reasonably practicable, give notice to the Securityholders’ Representative of the Third Party Claim, it being understood that any notice given to the Securityholders’ Representative shall be deemed to constitute notice to the Indemnifying Parties;

(b)	Control of Action: if reasonably requested by the Securityholders’ Representative within thirty (30) days from receipt of the notice referred to in 8.5(a) or such shorter period as the Purchaser has notified the Indemnifying Parties is required by applicable Law to commence such contest, and provided that the Securityholders’ Representative has, on behalf of the Indemnifying Parties, acknowledged to the Purchaser that the Third Party Claim is covered by the indemnity herein:

(i)	the Purchaser must at the expense of the Indemnifying Parties in good faith contest the validity, applicability or the amount of such Third Party Claim by all reasonable proceedings or, at the option of the Securityholders’ Representative, will be entitled to conduct such contestation or, if the contestation thereof is not in the control of the Purchaser, exercise any rights in respect of the Third Party Claim as instructed by the Securityholders’ Representative from time to time; and

(ii)	the Securityholders’ Representative will (at the experience of the Indemnifying Parties) be entitled to control all aspects of the Third Party Claim, including dealings with Governmental Entities or third parties;

(c)	Assistance: in the event of any contest of any Third Party Claim, whether by the Securityholders’ Representative or the Purchaser, the other Party must provide all such assistance, including access to documents and officers and employees, as may be requested by the Party conducting the contestation of the Third Party Claim and the other Party shall be entitled (at its own expense) to be represented by separate counsel in the contestation;

(d)	Settlement: neither the Securityholders’ Representative nor the Purchaser may settle or agree to pay or, if the contestation of such Third Party Claim is not in the control of the Party, exercise any rights to vote (by ballot or otherwise) in favour of a settlement or agreement to pay, the Third Party Claim without the consent of the other Parties, such consent not to be unreasonably withheld.

9.	PURCHASER WARRANTIES

9.1	Warranties Given: The Purchaser gives the Purchaser Warranties to the Vendors as at the date of the Agreement.

9.2	Warranties Repeated: Each Purchaser Warranty will be deemed to be repeated by the Purchaser at the Closing, as if it had been made on and effective as at such time (by reference to the circumstances existing).

9.3	Warranties Separated: Each Purchaser Warranty is separate and, except as otherwise expressly provided, is not limited by reference to any other Purchaser Warranty or by anything in this Agreement.

9.4	Maximum Liability After Closing: The Company Securityholders will not be entitled to make any claims against the Purchaser in connection with an Agreement Default by the Purchaser after the Closing to the extent that the aggregate amount payable by the Purchaser for all such claims would exceed a sum equal to $500,000; provided that nothing herein shall limit the obligation of the Company Securityholders to take reasonable steps to mitigate the effects of such Agreement Default.

10.	TERMINATION

10.1	Purchaser Default: If the Purchaser, for reasons other than the conditions set forth in clause 2.1 not being fulfilled, fails to close the sale on the Closing Date in accordance with its obligations under clause 6, the Vendors may, after giving to the Purchaser not less than ten (10) Business Days’ written notice of such default requiring the Purchaser to remedy the default and the default not having been remedied within that period (such notice only being effective if the Vendors are, at the time of service of the notice, ready, able and willing to close in accordance with the terms of this Agreement) terminate this Agreement by written notice to the Purchaser.

10.2	Vendor Default: If any of the Vendors, for reasons other than the conditions set forth in clause 2.2 not being fulfilled, fail to close the sale on the Closing Date in accordance with their obligations under clause 6, the Purchaser may:

(a)	Capable of Remedy: in the case of a default which is capable of remedy, after giving to the Vendors not less than 10 Business Days’ written notice of such default requiring the Vendors to remedy the default and the default not having been remedied within that period, terminate this Agreement by written notice to the Vendors without prejudice to any other rights which the Purchaser may have; or

(b)	Not Capable of Remedy: in the case of a default not capable of remedy, immediately terminate this Agreement by written notice to the Vendors without prejudice to any other rights which the Purchaser may have.

10.3	Mutual Agreement: This Agreement may be terminated at any time by all the Vendors and the Purchaser agreeing in writing to terminate this Agreement.

10.4	Outside Date: If any of the conditions are not fulfilled or waived on or before the Outside Date, then either the Vendors (in the event a Condition in clause 2.2 is not fulfilled) or the Purchaser (in the event a Condition in clause 2.1 is not fulfilled), as applicable, may terminate this Agreement by written notice to the other Party.

10.5	Consequences of Termination: If this Agreement is terminated pursuant to the provisions of clause 10 or under applicable Law, then this Agreement will end, and no Party will have any claim against any other Party arising under or in connection with this Agreement; provided that if such termination results:

(a)	from the failure of the Company or any one or more Company Securityholders to use their best endeavours to fulfill any condition which the Company or such Company Securityholders are responsible to fulfill or from an Agreement Default by the Company or such Company Securityholders, such Company Securityholders shall be fully liable on a several (and not a joint or joint and several basis) for any and all damages, costs and expenses (including legal costs and expenses that are reasonable in the circumstances on a full indemnity basis, but excluding consequential, special or punitive damages) sustained or incurred by the Purchaser; or

(b)	from the failure of the Purchaser to use its best endeavours to fulfill any condition which it is responsible to fulfill or from an Agreement Default by the Purchaser, the Purchaser shall be fully liable for any and all damages, costs and expenses (including legal costs and expenses that are reasonable in the circumstances on a full indemnity basis, but excluding consequential, special or punitive damages) sustained or incurred by any of the Vendors; provided that such liability shall not exceed an amount equal to the portion of the Purchase Price to be allocated to such Vendor hereunder.

10.6	Equitable Remedies: Nothing in this Agreement shall prevent or limit any Party from seeking or obtaining an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which such Parties are entitled pursuant to the terms of the Agreement. The Purchaser further acknowledges and agrees that it has been established for the express purpose of purchasing the Company, that it is able to rely on the Parent Guarantor to provide the funds required to complete the transactions contemplated hereby, including the purchase of the Shares, and that, therefore, the Purchaser’s financial position is not relevant to determining whether the Purchaser is capable of complying with an order for specific performance.

11.	RESTRAINT OF TRADE

11.1	Undertakings: The Company Securityholders undertake with the Purchaser that (except with the written consent of the Purchaser) the Company Securityholders, will not, at any time during the Restraint Period in the Restraint Territory:

(a)	Compete: become directly or indirectly interested, engaged or concerned in the Restricted Business, whether on their own account or as a consultant to or a partner, agent, employee, shareholder or director or any other person or otherwise; provided, however that the existing or future investment (i) by Jolimont Capital Partners PTY Ltd. in RPO Inc. and (ii) by David Teece in Puredepth Limited shall not be deemed to violate this clause 11;

(b)	Solicit Custom: solicit or obtain or attempt to solicit or obtain, with respect to the Restricted Business, the custom of any person who has been during the period of one (1) year prior to Closing, a client, customer, representative, agent or supplier of any Group Company, or who then had a course of dealing with any Group Company; or

(c)	Induce Employees: induce or attempt to induce any Key Employee or developers or engineers of the Company Intellectual Property to leave his or her employment with the Purchaser or any Group Company or to enter into any employment with any other person.

11.2	Mutual Non-Disparagement: Each Company Securityholder agrees to refrain from disparaging the Purchaser or any of the Group Companies during the Restraint Period, and the Purchaser agrees to refrain from disparaging any Company Securityholder during the Restraint Period.

11.3	Undertakings Independent: Each undertaking contained in clause 11 will be read and construed independently so that if any of the undertakings should be held to be invalid as an unreasonable restraint of trade or for any other reason then the remaining undertakings will be valid to the extent that they are not held to be so invalid.

11.4	Modification: While the undertakings in clause 11 are considered by the Parties to be reasonable in all the circumstances, if one or more should be held invalid as an unreasonable restraint of trade or for any other reason but would have been valid if part of the wording had been deleted or the Restraint Period or Restraint Territory reduced or the range of activities or area dealt with reduced in scope, those undertakings will apply with such modifications as may be necessary to make them valid and effective.

11.5	Acknowledgment: The Company Securityholders acknowledge that:

(a)	Material: the covenants given in this clause 11 are material to the Purchaser’s decision to enter into this Agreement;

(b)	Fair and Reasonable: the covenants given in this clause 11 are fair and reasonable with regard to subject matter, area and duration and are reasonably required by the Purchaser as consideration for the payment by the Purchaser of the Purchase Price and go no further than reasonably necessary, to protect the goodwill of the Group Companies;

(c)	Legal Advice: they have received independent legal advice in respect of the provisions of this clause; and

(d)	Equitable Relief: monetary damages alone would not be adequate compensation to the Purchaser for a breach by any of them (or their related persons or associates) of this clause 11 and that the Purchaser is entitled to seek an injunction or other equitable relief from a court of competent jurisdiction if any such person fails to comply, or threatens to fail to comply, with this clause 11, or the Purchaser believes on reasonable grounds that any such person will not comply with this clause 11.

12.	CONFIDENTIALITY

12.1	Confidentiality: Until Closing and for two (2) years thereafter, each receiving Party will maintain as confidential and will not, directly or indirectly disclose or permit to be disclosed to any person, use for itself, or use to the detriment of the disclosing Party any Confidential Information of the disclosing Party except:

(a)	Law: as required by Law or by the listing rules of any relevant stock exchange, upon reasonable advance notice to the disclosing Party, where practicable and provided such notice is not prohibited by Law;

(b)	Public Knowledge: as is already or becomes public knowledge, otherwise than as a result of a breach, by the Party disclosing or using that Confidential Information;

(c)	Authorised: as authorised in writing by the disclosing Party; or

(d)	Required: to the extent reasonably required by this Agreement (and, without limiting the effect of this clause, a Party may disclose Confidential Information only to those of its officers, employees or professional advisers, on a “need to know” basis, as is reasonably required for the implementation of this Agreement;

provided that after Closing the Purchaser may disclose and use Confidential Information, except to the extent that such information relates to any Vendor.

12.2	Disclose or Use Information: For two (2) years after the Closing, the Vendors shall not disclose to any third party or use any Confidential Information about the Business or any Group Company which was obtained by any Vendor prior to Closing.

13.	PUBLIC ANNOUNCEMENTS

13.1

Public Announcements: Unless required by Law, none of the Vendors or any Group Company shall make any announcements or disclosures as to the subject matter of this Agreement, except in a form and manner, and at a time, previously approved in writing by the Purchaser. If any Vendor or a Group Company is required by Law to make any such announcement or disclosure as to the subject matter of this Agreement, that Vendor or Group Company must first give notice of the requirement to the Purchaser, and must endeavour to agree with the Purchaser on the form of announcement or disclosure to be made and provided such notice is not prohibited by Law. Prior to

Closing, the Purchaser will not make any announcements or disclosures with respect to this Agreement or the transactions contemplated hereby unless approved by the Company or required by Law. On Closing, the Parties shall issue a Joint Press Release.

Notwithstanding anything herein to the contrary, following Closing the Securityholders’ Representative shall be permitted to publicly announce that it has been engaged to serve as the Securityholders’ Representative in connection with the share purchase as long as such announcement does not disclose any of the other terms of the share purchase or the other transactions contemplated herein.

13.2	Confidentiality Deed: The obligations of confidentiality under the confidentiality agreement dated August 28, 2009 between the Parties and SMART Technologies ULC are terminated with effect from Closing.

14.	NOTICES

14.1	Method of Delivery: Any written notice required under this Agreement must be signed by a duly authorised representative of the Party giving that notice and (without limiting the means by which notice may be given under this Agreement) will be deemed validly given if:

(a)	Hand: delivered by hand to the intended recipient’s physical address as set out in Schedule 15 (or to such other physical address as the intended recipient notifies to each other Party by written notice from time to time) and signed by the Party giving that notice;

(b)	Facsimile: sent by facsimile to the intended recipient’s facsimile number as set out in Schedule 15 and if the sender’s facsimile machine confirms transmission to the intended recipient; or

(c)	Email: sent by email to the intended recipient’s email address as set out in Schedule 15;

14.2	Time of Delivery: Any notice transmitted by facsimile, by email or delivered after 5.00 pm on a business day in the jurisdiction of the recipient, or at any time on a non business day, will be deemed received at 9.00 am on the next business day (being, in each case, the time of day at the intended place of receipt of that notice).

14.3	Securityholders’ Representative: Delivery of any notice to, or service of any document on, the Securityholders’ Representative will constitute full and effective notice to or service on the Indemnifying Parties.

15.	GENERAL

15.1

Costs: Unless otherwise stated in this Agreement, the Purchaser will bear its own costs and expenses in connection with the negotiation, preparation and implementation of this Agreement and the transactions contemplated hereby (collectively, the “Transaction Expenses”), and the Company will bear its own Transaction Expenses and the Transaction Expenses of the Vendors and Key Employees, provided, however, that any Transaction Expenses incurred by the Company, the Company Securityholders and the

Key Employees in excess of $680,000, including without limitation, investment banking fees, legal fees, and accounting fees shall be the collective responsibility of the Company Securityholders and will be paid out of the Purchase Price proceeds received by the Escrow Agent on a pro rata basis.

15.2	Partial Invalidity: If any provision of this Agreement is or becomes invalid or unenforceable, that provision will be deemed deleted from this Agreement. The invalidity or unenforceability of that provision will not affect the other provisions of this Agreement, all of which will remain in full force and effect to the extent permitted by Law, subject to any modifications made necessary by the deletion of the invalid or unenforceable provision.

15.3	Non Merger: The warranties, undertakings, obligations and indemnities given under this Agreement will not merge or be treated as discharged on Closing but will remain enforceable to the fullest extent, despite any rule of law to the contrary.

15.4	Remedies: The rights, powers and remedies provided in this Agreement are cumulative and are in addition to any right, powers or remedies provided by Law.

15.5	Entire Agreement: This Agreement records the entire understanding and agreement of the Parties relating to the matters dealt with in this Agreement. This Agreement supersedes all previous understandings or agreements (whether written, oral or both) relating to such matters.

15.6	Further Assurances: Each Party will do all things and execute all documents reasonably required to give effect to the provisions and intent of this Agreement whether before or after Closing.

15.7	Waiver: Any waiver by a Party of any of its rights or remedies under this Agreement will be effective only if it is recorded in writing and signed by a duly authorised senior representative of that Party. If the waiver relates to a breach of any provision of this Agreement, this will not (unless stated otherwise) operate as a waiver of any other breach of that provision. No waiver of any breach, or failure to enforce any provision, of this Agreement at any time by a Party will in any way affect, limit or waive that Party’s right to subsequently require strict compliance with this Agreement.

15.8	Counterparts: This Agreement may be signed in counterparts. All executed counterparts will together constitute one document.

15.9	Copies: Any copy of this Agreement that is received by facsimile or via email in PDF or other document reproduction format (including any copy of any document evidencing a Party’s signature to this Agreement) may be relied on by any Party and presented in evidence in any proceedings as though it were an original copy of this Agreement. This Agreement may be entered into on the basis of an exchange of facsimile, PDF or other document reproduction format.

15.10	Amendment: No amendment to this Agreement will be effective unless it is in writing and signed by a duly authorised senior representative of each Party.

15.11	Governing Law and Jurisdiction: This Agreement will be governed by and construed in accordance with the laws of New Zealand. There will be no application of any conflict of laws rules inconsistent with this clause 15.11. The Parties do hereby:

(a)	submit and attorn to the non-exclusive jurisdiction of the Courts of New Zealand for all matters arising out of or relating to this Agreement, or any of the transactions contemplated hereby;

(b)	waive all right to object to jurisdiction or execution in any legal action or proceeding relative to this Agreement or the transactions contemplated hereby which they may now or hereafter have by reason of domicile or otherwise;

(c)	waive any objection to the laying of venue in such Courts of New Zealand of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the transactions contemplated hereby;

(d)	waive and agree not to plead or claim that any action, suit or proceeding in such Courts has been brought in an inconvenient forum; and

(e)	waive any right they may have to, or to apply for, trial by jury in connection with any matter, action, proceeding, claim or counterclaim arising out of or relating to this Agreement or any of the transactions contemplated hereby.

15.12	Late Payment Amount:

(a)	If any amount (including a portion of the Purchase Price) falls overdue for payment under this Agreement, the Party or Securityholder owing such overdue amount undertakes to pay a late payment amount (“Late Payment Amount”), calculated at 3% per annum from the date on which payment of that amount falls overdue until the date on which payment of the overdue amount is made in full. This Late Payment Amount will be calculated daily and will be compounded monthly.

(b)	Any Late Payment Amount received by the Vendors shall be used to pay any actual costs incurred by the Vendors as a result of the late payment, and the remaining amount (if any) is to be donated, on behalf of the Purchaser, to a Sharia compliant charity or charities.

15.13

Additional Agreement: Each of the Parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and affiliates that the Company is the client of Wilson Sonsini Goodrich & Rosati (“WSGR”) and Hudson Gavin Martin (“Hudson”). After the Closing, it is possible that WSGR or Hudson will represent the Company Securityholders, the Securityholders’ Representative and their respective affiliates (individually and collectively, the “Seller Group”) in connection with matters related to this Agreement or the Escrow Agreement, including, without limitation, matters related to the Escrow Fund and any claims related thereto pursuant to this Agreement. Purchaser and the Company hereby agree that WSGR (or any successor) and Hudson (or any successor) may represent the Seller Group in the future in connection with matters related to this Agreement or the Escrow Agreement and any claims that may be made thereunder pursuant to this Agreement. WSGR (or any successor) and Hudson (or any successor) may serve as counsel to

Seller Group or any director, member, partner, officer, employee, representative, or affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Escrow Agreement or the transactions contemplated by this Agreement or the Escrow Agreement and each of the Parties hereto hereby consents thereto and waives any conflict of interest arising therefrom and each of such Parties shall cause any affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the Parties hereto acknowledges that such consent and waiver is voluntary, has been carefully considered and the Parties have consulted with counsel or been advised they should do so in connection with this waiver and consent.

(signature pages follow)

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

KUWAIT FINANCE HOUSE (BAHRAIN) B.S.C. (c)

Per:	/s/ Abdulhakeem Alkhayyat
	Name:	Abdulhakeem Alkhayyat
	Title	MD & CEO

Per:
Name:
Title

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

NEW ZEALAND AUSTRALIA PRIVATE EQUITY FUND COMPANY B.S.C. (c)

Per:	/s/ Ahmad Saeed
Name:
Title

Per:
Name:
Title

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

JOLIMONT CAPITAL PARTNERS PTY LTD., Trustee for and on behalf of the Jolimont Secondaries Fund II Unit Trust A and the Jolimont Secondaries Fund II Unit Trust B

Per:	/s/ Teresa Engelhard
	Name:	Teresa Engelhard
	Title	Managing Partner

Per:	/s/ Charlie Gillies
	Name:	Charlie Gillies
	Title	Managing Partner

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

ASCOT PRIVATE EQUITY LIMITED

Per:	/s/ David Glenn
	Name:	David Glenn
	Title	Director

Per:
Name:
Title

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

TOUCH HOLDINGS LIMITED

Per:	/s/ John Newton
	Name:	John Newton
	Title	Director

Per:
Name:
Title

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

ASCOT PRIVATE EQUITY NO. 2 LIMITED

Per:	/s/ David Glenn
	Name:	David Glenn
	Title	Director

Per:
Name:
Title

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

SMART Technologies NZ Holdings Ltd.

Per:	/s/ D.A. Martin
	Name:	David A. Martin
	Title	Director

Per:	/s/ Knowlton
	Name:	Nancy Knowlton
	Title	Director

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

NEXT HOLDINGS LIMITED

Per:	/s/ Al Monro
	Name:	Al Monro
	Title	CEO

Per:	/s/ Martin Riegel
	Name:	Martin Riegel
	Title	CFO/COO

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth on the first page hereof.

Solely with respect to clauses 1.2(n), 6.2(m), 7.5, 8, 13.1, 14.3, and 15.13, Shareholder Representative Services LLC, solely in its capacity as the Securityholders’ Representative

Per:	/s/ Paul Koenig
	Name:	Paul Koenig
	Title:	Manager